ANNOUNCEMENT

Goldcorp CEO Robert McEwen Recognized With Two Distinct Honours

TORONTO, ONTARIO, February 8, 2005 - GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to announce that Robert McEwen, Chairman and CEO, has been awarded an Honorary Doctor of Laws degree from York University as well as the Significant Sig Award by the Sigma Chi Fraternity.

Speaking at the Convocation ceremony held for graduands of the Faculty of Graduate Studies and the Schulich School of Business at York University on February 4 held in the Robert R. McEwen Auditorium at the Schulich School of Business, Mr. McEwen said, "It is a tremendous honour to receive the degree Doctor of Laws and I will forever remember the thrill of this day. I am very proud to be a graduate of the Schulich School of Business and York University. York University is well along its path to being one of the leading universities in the world."

This degree, York's highest honour, was awarded in recognition of Mr. McEwen's contributions as one of Canada's most innovative entrepreneurs, a respected philanthropist, and an ideal York University alumnus.

"Rob's outstanding career serves as a model worthy of emulation by our graduates. As a successful business leader, he is committed to the values of honesty and integrity in all that he does as a professional and a socially responsible Canadian," said York University President and Vice-Chancellor, Lorna R. Marsden, Ph.D.

Mr. McEwen is recognized as a philanthropist of distinction. His significant donations have been made to a number of educational and medical institutions in Ontario, including the McEwen Centre for Regenerative Medicine at the Toronto General Hospital. Mr. McEwen has made a significant contribution to the Schulich School of Business and been an active member of the Dean's Advisory Council. Mr. McEwen, who received an MBA from the Schulich School of Business in 1978, is also a frequent expert panelist at the business school. Mr. McEwen's commitment to the institution coincides with the Schulich School of Business' emergence as one of the top business schools in the world.

On February 3 Mr. McEwen was recognized by the Sigma Chi Fraternity with its Significant Sig Award, the fraternity's highest recognition for achievement. The award is given to those alumni whose achievements in their fields of endeavour have brought honour and prestige to the name of Sigma Chi. Since its inception in 1935, this honour has been presented to a diverse group of accomplished individuals including David Letterman, J. Willard Marriott, Kenneth Taylor and Ted Rogers.

"I am deeply honoured to be recognized for such a prestigious award and to be considered in the same company as other previous recipients. My undergraduate education at the University of Western Ontario was greatly enriched by my fraternal experiences and my bond with Sigma Chi. Today, Sigma Chi represents my tie to UWO and to the larger organization," said Mr. McEwen.

Goldcorp Inc. - Press Release	Page 2

York University is the leading interdisciplinary research and teaching university in Canada. York offers a modern, academic experience at the undergraduate and graduate level in Toronto, Canada's most international city. The third largest university in the country, York is host to a dynamic academic community of 50,000 students and 7,000 faculty and staff, as well as 180,000 alumni worldwide.

The Sigma Chi Fraternity was founded on the ideals of friendship, justice and learning at Miami University (Ohio) in 1855. Its mission has been to be a values-based organization that stresses the character development of each member. There are currently 216 undergraduate Sigma Chi chapters and 142 Sigma Chi alumni groups across North America.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

NOTE TO PHOTO EDITORS: PHOTO ACCOMPANYING THIS RELEASE IS AVAILABLE ON THE CANADIAN PRESS PHOTO NETWORK.

For further Information please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Phone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com